SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013
_______________________

ELBIT VISION SYSTEMS LTD.
(Translation of Registrant’s name into English)

_______________________

7 Bareket Street, Industrial Park Caesarea, Post Office Box 3047, Caesarea, Israel
(Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☑

The Registrant announces that it will hold the Annual General Meeting of  Shareholders on April 29, 2013 at 4:00 p.m. (Israel time) at the offices of Yigal Arnon & Co., 1 Azrieli Center, Tel-Aviv, Israel. In connection with this meeting, on or about March 25, 2013, the Registrant will mail to shareholders a Notice of the Annual General Meeting of Shareholders and Proxy Statement and Proxy Card. Attached hereto as Exhibits 1 and 2 are, respectively, the Notice of Annual General Meeting and Proxy Statement; and Proxy Card.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD.

By:	/s/ Yaron Menashe
Yaron Menashe
Chief Financial Officer

Dated: March 28, 2013